SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	February	2010
Commission File Number	001-31395
Canadian Superior Energy Inc.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue, SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Material Change Report, dated February 4, 2010.

Document 1

MATERIAL CHANGE REPORT
Form 51-102F3

Item 1	Name and Address of Company Canadian Superior Energy Inc. (the “Company”) Suite 3200, 500 - 4th Avenue S.W. Calgary, Alberta 2P 2V6
Item 2	Date of Material Change The material change occurred on February 3, 2010.
Item 3	News Release The Company issued a press release on February 4, 2010 through Marketwire.
Item 4
Summary of Material Change

The Company announced the completion of its previously announced transaction whereby its existing First Preferred Shares, Series A (“Series A Preferred Shares”) were converted into First Preferred Shares, Series B (“Series B Preferred Shares”) and 2,500,000 common share purchase warrants of the Company (“Warrants”), exercisable into common shares of the Corporation (“Common Shares”) at a price of US$ 0.65 per Common Share, were granted.

Item 5
Full Description of Material Change

5.1           Full Description of Material Change

The Company announced that the restructuring of the terms and conditions of the Series A Preferred Shares in the aggregate principal amount of USD$15,000,000 owned by West Coast Opportunity Fund, LLC (“West Coast”), as previously announced on December 29, 2009, was completed on February 3, 2010. Pursuant to the terms of the restructuring, the Series A Preferred Shares held by West Coast were converted, on a share for share basis, into Series B Preferred Shares pursuant to which the redemption date was extended from December 31, 2010 to December 31, 2011 and the conversion price was reduced from USD $2.50 to USD $0.60 per share. West Coast was also granted 2,500,000 Warrants exercisable at a price of USD $0.65 per Common Share and expiring December 31, 2011. The Company can force conversion of the Series B Preferred Shares at anytime in the future if the Common Shares close at a price of at least a 100% premium to the conversion price on a major US exchange for 20 out of any 30 consecutive trading days where the Common Shares underlying the Series B Preferred Shares are registered.

5.2           Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8
Executive Officer

The name and business number of an executive officer of the Company who is knowledgeable about the material change and this report is:

Robb Thompson
Chief Financial Officer
Telephone (403) 294-1411

Item 9	Date of Report This report is dated February 4, 2010

Forward-Looking Statements

This material change report contains forward-looking information, including the expectation of successful future results. Actual results could differ materially due to changes in project schedules, commercial negotiations, changes in energy pricing, unforeseen technical or the inability to raise additional capital, therefore there can be no assurance that any of the foregoing actions by the Company will be completed as contemplated.  Forward-looking information contained in this material change report is as of the date of this material change report. The Company assumes no obligation to update and/or revise this forward-looking information except as required by law.

Statements contained in this material change report relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company’s annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

For Immediate Release	February 4, 2010

Canadian Superior Energy Inc. Announces Closing of Restructuring of Series A Preferred Stock

CALGARY, ALBERTA--(Marketwire – February 4, 2010) – Canadian Superior Energy Inc. ("Canadian Superior" or the "Company") (TSX: SNG) (NYSE Amex LLC: SNG) is pleased to announce that the terms and conditions of the First Preferred Shares, Series A, as previously announced on December 29, 2009, of the Company in the aggregate principal amount of USD$15,000,000 owned by West Coast Opportunity Fund, LLC (“West Coast”), was completed on February 3, 2010.  Pursuant to the terms of the restructuring, the First Preferred Shares, Series A shares held by West Coast were exchanged on a share for share basis for First Preferred Shares, Series B shares pursuant to which the Redemption Date was extended from December 31, 2010 to December 31, 2011 and the conversion price was reduced from USD $2.50 to USD $0.60.  West Coast was also granted 2,500,000 common share purchase warrants exercisable at a price of USD $0.65 for each common share and expiring December 31, 2011. The Company can force conversion of the First Preferred Shares, Series B at anytime in the future if its common shares close at a price of at least a 100% premium to the conversion price on a major US exchange for 20 out of any 30 consecutive trading days while the common shares underlying the First Preferred Shares, Series B are registered.

Canadian Superior Energy Inc. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas and in the development of a liquefied natural gas (“LNG”) project.  Its operations are located offshore Trinidad and Tobago, Western Canada, North Africa, offshore Eastern Canada, and offshore Eastern United States.  See Canadian Superior’s website at www.cansup.com to review further detail on Canadian Superior’s operations.

This news release contains forward-looking information, including the expectation of successful future results.  Actual results could differ materially due to changes in project schedules, commercial negotiations, changes in energy pricing, unforeseen technical or the inability to raise additional capital, therefore there can be no assurance that any of the foregoing actions by the Company will be completed as contemplated.  Forward-looking information contained in this news release is as of the date of this news release.  The Company assumes no obligation to update and/or revise this forward-looking information except as required by law.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company’s annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

For Further Information Please Contact:

Canadian Superior Energy Inc.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.cansup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SUPERIOR ENERGY INC.
(Registrant)

Date:	February 11, 2010	By:	/s/ Robb Thompson
			Name:	Robb Thompson
			Title:	Chief Financial Officer